January 7, 2010

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

ATTN: Hugh West

Re:          WSB Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarterly Period Ended June 30, 2010

Form 10-Q for the Quarterly Period Ended September 30, 2010

File No.: 000-53003

Dear Mr. West:

As discussed during our telephone call with Chris Harley on January 3rd, due to unscheduled leave, we are requesting an extension to January 14, 2011 to reply to your request.

Unless notified otherwise, we will assume our request to be approved and anticipate responding to your request by January 14, 2011.

You may contact Carol Ramey at 240-544-2011 or Kevin Huffman, President/Chief Operating Officer at 301-352-3120 for further information.

Sincerely,

Carol A. Ramey

Chief Financial Officer